# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A Common Stock, Par Value $0.0001 per share
Address of issuer's principal executive offices: 17877 Von Karman Ave, Suite 100, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001514334

## Reporting persons
- MSD Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,655,390; sole dispositive power 0; shared dispositive power 1,655,390; aggregate amount beneficially owned 1,655,390 (4.7% of the class)
- MSD Credit Opportunity Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 105,000; sole dispositive power 0; shared dispositive power 105,000; aggregate amount beneficially owned 105,000 (0.3% of the class)
- MSD Special Investments Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 155,727; sole dispositive power 0; shared dispositive power 155,727; aggregate amount beneficially owned 155,727 (0.4% of the class)
- MSD SIF Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 78,335; sole dispositive power 0; shared dispositive power 78,335; aggregate amount beneficially owned 78,335 (0.2% of the class)
- MSD Special Investments Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 843,285; sole dispositive power 0; shared dispositive power 843,285; aggregate amount beneficially owned 843,285 (2.4% of the class)
- MSD SIF Holdings II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 473,043; sole dispositive power 0; shared dispositive power 473,043; aggregate amount beneficially owned 473,043 (1.3% of the class)
- MSD PCOFMAS2 SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD Private Credit Opportunity Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD PCOF1 - BC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD PCOF2 - BC2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD PCOF1 - PC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD SBAFLA SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gregg R. Lemkau: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 339,062; sole dispositive power 0; shared dispositive power 339,062; aggregate amount beneficially owned 339,062 (1% of the class)
- Byron D. Trott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,316,328; sole dispositive power 0; shared dispositive power 1,316,328; aggregate amount beneficially owned 1,316,328 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 Von Karman Ave, Suite 100, Irvine, CA, 92614

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P. ("MSD Partners"), MSD Credit Opportunity Master Fund, L.P. ("MSD Credit Opportunity Master Fund"), MSD Special Investments Fund, L.P. ("MSD Special Investments Fund"), MSD SIF Holdings, L.P. ("MSD SIF Holdings"), MSD Special Investments Fund II, L.P. ("MSD Special Investments Fund II"), MSD SIF Holdings II, L.P. ("MSD SIF Holdings II"), MSD PCOFMAS2 SPV, LLC ("MSD PCOFMAS2 SPV"), MSD Private Credit Opportunity Master Fund, L.P. ("MSD Private Credit Opportunity Master Fund"), MSD PCOF1 - BC, LLC ("MSD PCOF1 - BC"), MSD PCOF2 - BC2, LLC ("MSD PCOF2"), MSD PCOF1 - PC, LLC ("MSD PCOF1 - PC"), MSD SBAFLA SPV, LLC ("MSD SBAFLA SPV"), Gregg R. Lemkau and Byron D. Trott (collectively, the "Reporting Persons"). MSD Credit Opportunity Master Fund, MSD Special Investments Fund, MSD SIF Holdings, MSD Special Investments Fund II, MSD SIF Holdings II, MSD PCOFMAS2 SPV, MSD Private Credit Opportunity Master Fund, MSD PCOF1 - BC, MSD PCOF2, MSD PCOF1 - PC, and MSD SBAFLA SPV (collectively, the "MSD Funds") are the direct owners of the securities covered by this statement.

MSD Partners, a wholly-owned subsidiary of BDT & MSD Holdings, L.P. ("BDT & MSD"), is the investment manager of, and may be deemed to beneficially own the securities beneficially owned by, the MSD Funds. Messrs. Lemkau and Trott are co-CEOs of BDT & MSD; Mr. Trott also serves as Chairman of BDT & MSD. Mr. Lemkau maintains investment discretion over the investments in the Issuer of MSD Credit Opportunity Master Fund, MSD Special Investments Fund, MSD SIF Holdings, MSD PCOFMAS2 SPV, MSD Private Credit Opportunity Master Fund, MSD PCOF1 - BC, MSD PCOF2, MSD PCOF1 - PC, and MSD SBAFLA SPV and therefore may be deemed to beneficially own the Issuer's securities beneficially owned by them. Mr. Trott maintains investment discretion over the investments in the Issuer of MSD Special Investments Fund II and MSD SIF Holdings II, and therefore may be deemed to beneficially own the Issuer's securities beneficially owned by them.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2026, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence: The principal business address of MSD Partners, MSD Credit Opportunity Master Fund, MSD Special Investments Fund, MSD SIF Holdings, MSD Special Investments Fund II, MSD SIF Holdings II, MSD PCOFMAS2 SPV, MSD Private Credit Opportunity Master Fund, MSD PCOF1 - BC, MSD PCOF2, MSD PCOF1 - PC, MSD SBAFLA SPV and Gregg R. Lemkau is 550 Madison Ave, 20th Floor, New York, NY 10022. The principal business address of Byron D. Trott is 340 Royal Palm Way, Suite 300, Palm Beach, FL 33480.
Citizenship: MSD Partners, MSD Special Investments Fund, MSD SIF Holdings, MSD Special Investments Fund II, and MSD SIF Holdings II are each organized as limited partnerships under the laws of the State of Delaware. MSD PCOFMAS2 SPV, MSD PCOF1 - BC, MSD PCOF2, MSD PCOF1 - PC and MSD SBAFLA SPV are each organized as limited liability companies under the laws of the State of Delaware. MSD Credit Opportunity Master Fund and MSD Private Credit Opportunity Master Fund are each organized as exempted limited partnerships under the laws of the Cayman Islands. Mr. Lemkau and Mr. Trott are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MSD Partners: 1,655,390
MSD Credit Opportunity Master Fund: 105,000
MSD Special Investments Fund: 155,727
MSD SIF Holdings: 78,335
MSD Special Investments Fund II: 843,285
MSD SIF Holdings II: 473,043
MSD PCOFMAS2 SPV: 0
MSD Private Credit Opportunity Master Fund: 0
MSD PCOF1 - BC: 0
MSD PCOF2 - BC: 0
MSD PCOF1 - PC: 0
MSD SBAFLA SPV: 0
Gregg R. Lemkau: 339,062
Byron D. Trott: 1,316,328
Percent of class:
The percentages provided herein are calculated based upon 35,169,000 shares of the Issuer's Class A Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

MSD Partners: 4.7%
MSD Credit Opportunity Master Fund: 0.3%
MSD Special Investments Fund: 0.4%
MSD SIF Holdings: 0.2%
MSD Special Investments Fund II: 2.4%
MSD SIF Holdings II: 1.3%
MSD PCOFMAS2 SPV: 0.0%
MSD Private Credit Opportunity Master Fund: 0.0%
MSD PCOF1 - BC: 0.0%
MSD PCOF2 - BC: 0.0%
MSD PCOF1 - PC: 0.0%
MSD SBAFLA SPV: 0.0%
Gregg R. Lemkau: 1.0%
Byron D. Trott: 3.7%
Sole power to vote or to direct the vote:
MSD Partners: 0
MSD Credit Opportunity Master Fund: 0
MSD Special Investments Fund: 0
MSD SIF Holdings: 0
MSD Special Investments Fund II: 0
MSD SIF Holdings II: 0
MSD PCOFMAS2 SPV: 0
MSD Private Credit Opportunity Master Fund: 0
MSD PCOF1 - BC: 0
MSD PCOF2 - BC: 0
MSD PCOF1 - PC: 0
MSD SBAFLA SPV: 0
Gregg R. Lemkau: 0
Byron D. Trott: 0
Shared power to vote or to direct the vote:
MSD Partners: 1,655,390
MSD Credit Opportunity Master Fund: 105,000
MSD Special Investments Fund: 155,727
MSD SIF Holdings: 78,335
MSD Special Investments Fund II: 843,285
MSD SIF Holdings II: 473,043
MSD PCOFMAS2 SPV: 0
MSD Private Credit Opportunity Master Fund: 0
MSD PCOF1 - BC: 0
MSD PCOF2 - BC: 0
MSD PCOF1 - PC: 0
MSD SBAFLA SPV: 0
Gregg R. Lemkau: 339,062
Byron D. Trott: 1,316,328
Sole power to dispose or to direct the disposition:
MSD Partners: 0
MSD Credit Opportunity Master Fund: 0
MSD Special Investments Fund: 0
MSD SIF Holdings: 0
MSD Special Investments Fund II: 0
MSD SIF Holdings II: 0
MSD PCOFMAS2 SPV: 0
MSD Private Credit Opportunity Master Fund: 0
MSD PCOF1 - BC: 0
MSD PCOF2 - BC: 0
MSD PCOF1 - PC: 0
MSD SBAFLA SPV: 0
Gregg R. Lemkau: 0
Byron D. Trott: 0
Shared power to dispose or to direct the disposition:
MSD Partners: 1,655,390
MSD Credit Opportunity Master Fund: 105,000
MSD Special Investments Fund: 155,727
MSD SIF Holdings: 78,335
MSD Special Investments Fund II: 843,285
MSD SIF Holdings II: 473,043
MSD PCOFMAS2 SPV: 0
MSD Private Credit Opportunity Master Fund: 0
MSD PCOF1 - BC: 0
MSD PCOF2 - BC: 0
MSD PCOF1 - PC: 0
MSD SBAFLA SPV: 0
Gregg R. Lemkau: 339,062
Byron D. Trott: 1,316,328

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

Exhibit Description of Exhibit

Exhibit 99.1 Joint Filing Agreement dated February 17, 2026.

## Signatures
- MSD Partners, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, its General Partner (02/17/2026)
- MSD Credit Opportunity Master Fund, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/17/2026)
- MSD Special Investments Fund, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/17/2026)
- MSD SIF Holdings, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/17/2026)
- MSD Special Investments Fund II, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/17/2026)
- MSD SIF Holdings II, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/17/2026)
- MSD PCOFMAS2 SPV, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/17/2026)
- MSD Private Credit Opportunity Master Fund, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/17/2026)
- MSD PCOF1 - BC, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory (02/17/2026)
- MSD PCOF2 - BC2, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory (02/17/2026)
- MSD PCOF1 - PC, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory (02/17/2026)
- MSD SBAFLA SPV, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/17/2026)
- Gregg R. Lemkau: /s/ Gregg R. Lemkau, Gregg R. Lemkau (02/17/2026)
- Byron D. Trott: /s/ Byron D. Trott, Byron D. Trott (02/17/2026)